Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 14, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 14, 2006, entitled "Statoil's financial calendar 2006".

Statoil's financial calendar 2006

Statoil's (OSE: STL, NYSE: STO) financial calendar 2006

8 May at 08:30 (CET)
Publication of first quarter 2006 results 8 May
American Depositary Receipts (ADR) trading ex-dividend

10 May at 17:00 (CET)
Annual general meeting in Stavanger, Norway

11 May
Statoil's ordinary share trading ex-dividend

30 May
Dividend for 2005 paid to shareholders

15 June
Capital Markets Day 2006 in Stavanger, Norway

31 July at 08:30 (CET)
Publication of second quarter 2006 results

30 October at 08:30 (CET)
Publication of third quarter 2006 results

Contacts:
Lars Troen Sørensen, senior vice president for investor relations. +47 51 99 77 90 / +47 90 64 91 44

Geir Bjørnstad, vice president for investor relations in the USA, +1 203 978 6950, +1 203 570 5757

STATOIL ASA (Registrant)
Dated: March 14, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer